9800 Fredericksburg Road, A 3 W
San Antonio, Texas 78288
Christopher P. Laia, Esq.
D  210.498.4103
F  877.214.7331
christopher.laia@usaa.com

January 7, 2010

Ms. Cindy Rose U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Response to Staff Inquiry on the N-SAR filings dated 7/30/2009 and 9/30/2009 for the USAA Treasury Money Market Trust and the USAA Money Market Fund, respectively. (File No. 811-07852)

Dear Ms. Rose:

           This letter is in response to your telephone inquiry of January 5, 2010, in which you requested that USAA Treasury Money Market Trust and the USAA Money Market Fund (the Funds), each a series of USAA Mutual Funds Trust, confirm in writing that the information set forth within Item 74(w) of the most recent N-SAR filings for each Fund is correct as stated.

As requested, this letter is to confirm that the information contained within Item 74(w) is correct per the requirements of Form N-SAR and the instructions thereto.

Sincerely,

/s/ Christopher P. Laia, Esq.

Christopher P. Laia

cc:           Mark S. Howard, Esq.

USAA Investment Management Company